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                             March 20, 2023

       Jeffrey Oldenkamp
       Executive Vice President and Chief Financial Officer
       Hawkins, Inc.
       2381 Rosegate
       Roseville, MN 55113

                                                        Re: Hawkins, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 3, 2022
                                                            Filed May 18, 2022
                                                            File No. 000-07647

       Dear Jeffrey Oldenkamp:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 3, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Fiscal 2022 Compared to Fiscal 2021
       Sales, page 16

   1. Please quantify factors to which changes are attributed, including the impact of changes in the selling prices of
your products and changes in the volume of goods sold. We note you quantify bulk
commodity products as a percent of sales. Please explain the importance of this to
an investor's understanding of your results. Please consider quantifying increases
in your sales by product lines in your segment sales discussion if important to investor's
understanding. Refer to Item 303(b)(2)(iii) of Regulation S-K.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Jeffrey Oldenkamp
Hawkins, Inc.
March 20, 2023
Page 2

absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameJeffrey Oldenkamp                    Sincerely,
Comapany NameHawkins, Inc.
                                                       Division of Corporation
Finance
March 20, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName